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                            September 26, 2023

       Vivien Weiwei Wang
       Chief Financial Officer
       iHuman Inc.
       Floor 8, Building B
       No. 1 Wangjing East Road
       Chaoyang District, Beijing 100102
       People   s Republic of China

                                                        Re: iHuman Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 31, 2023
                                                            File No. 001-39591

       Dear Vivien Weiwei Wang:

              We have reviewed your August 31, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 3, 2023 letter.

       Response Letter dated August 31, 2023

       "Our business generates and processes data in the ordinary course, and we are required to comply with PRC and . . . ", page 23

   1. We note your response to comment 9, as well as your proposed disclosure that "[a]s advised by our PRC
counsel, as of the date of this annual report, we are in compliance with the existing PRC
laws and regulations on cybersecurity, data security and personal data protection issued
by the CAC in material aspects.    The disclosure here should not be
                                                        qualified by
materiality. Please make appropriate revisions and tell us what your disclosure will look
like.
 Vivien Weiwei Wang
iHuman Inc.
September 26, 2023
Page 2
General

2. We note the additional changes, beyond those sought by our August 3, 2023 comment letter, that you have made to your proposed revised disclosure to appear in future annual report filings, especially changes in the "Item 3. Key Information" and "Risk
         Factors" sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your annual report on Form 20-F was filed on April 25,
         2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your ADSs. We remind you that,
         pursuant to federal securities rules, the term    control
(including the terms    controlling,
            controlled by,    and    under common control with   ) as defined
in Securities Act Rule 405
         means    the possession, direct or indirect, of the power to direct or cause the direction of
         the management and policies of a person, whether through the ownership of voting
         securities, by contract, or otherwise.    The Sample Letters also
sought specific disclosures
         relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice, as well as the risks if the PRC government determines that the contractual arrangements constituting part of the
         VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future. We do not believe that your proposed disclosure that removes detailed references to the PRC legal system and the nature of the PRC
         government   s regulatory oversight conveys the same risks. In future
annual reports,
         please restore your disclosures in these areas to the disclosures as they existed in the annual report on Form 20-F filed April 25, 2023, as modified by your responses to our
         August 3, 2023 comment letter, and otherwise updated, as necessary, to reflect then existing facts and circumstances. Please show us what your disclosure will look like, assuming you were to file an annual report on the date of your response to this comment..
       Please contact Brian Fetterolf at 202-551-6613 or Dieter King at 202-551-8071 with any questions.



FirstName LastNameVivien Weiwei Wang                           Sincerely,
Comapany NameiHuman Inc.
                                                               Division of
Corporation Finance
September 26, 2023 Page 2                                      Office of Trade
& Services
FirstName LastName